SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                                 PETROGEN CORP.
                    (formerly known as Hadro Resources, Inc.)
                                (Name of Issuer)

                        Common Stock -- par value $0.001
                         (Title of Class of Securities)

                                    716487103
                                 (CUSIP Number)

                              Diane D. Dalmy, Esq.
                              8965 W. Cornell Place
                            Lakewood, Colorado 80227
                                  303.985.9324
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 12, 2003
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b)for other parties to whom copies are to be sent.

-------------------

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following pages)

                            (Page 1 of 7 Pages)

                                  SCHEDULE 13D


-------------------------                      --------------------------
CUSIP No.   716487103                             Page 2  of 7    Pages
-------------------------                      --------------------------
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1       NAME OF REPORTING PERSON:           Petrogen International Ltd.

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
-------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                  (b) [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS                     Share Exchange Agreement
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                         [ ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Colorado
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                          7      SOLE VOTING POWER
                                 1,750,000 Shares of Common Stock
        NUMBER OF      --------------------------------------------------
        SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                0
         OWNED BY
           EACH        --------------------------------------------------
        REPORTING         9      SOLE DISPOSITIVE POWER
          PERSON                 1,750,000 Shares of Common Stock
           WITH
                       --------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                   0
-------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,750,000 Shares of Common Stock
-------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                        [ ]

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        18.66%
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14      TYPE OF REPORTING PERSON                   Corporation
-------------------------------------------------------------------------

          This original Schedule 13D statement (the "Schedule") is filed on behalf of Petrogen International Ltd., a corporation organized under the laws of Colorado ("Petrogen Ltd.") and its executive officers and directors, as the reporting persons hereunder, relative to the acquisition by Petrogen Ltd. of certain shares of common stock of Petrogen Corp., formerly known as "Hadro Resources, Inc." Neither Petrogen Ltd. nor its executive officers or directors have made any previous filings on Schedule 13D.

ITEM 1.   SECURITY AND ISSUER.

          This Schedule relates to the voting common stock, $0.001 par value, of Petrogen Corp., formerly known as "Hadro Resources, Inc." ("Petrogen"). Petrogen maintains its principal executive offices at 435 Martin Street, Suite 2000, Blaine, Washington 98230.

ITEM 2.   IDENTITY AND BACKGROUND

          This Schedule is being filed by Petrogen International Ltd., a corporation organized under the laws of Colorado, and its executive officers and directors as follows: (i) Sacha H. Spindler, president and chief executive officer; (ii) L. William Kerrigan, vice president; and (iii) Echart E. H. Spindler, secretary/treasurer. The principal business and office of Petrogen Ltd. and its executive officers and directors is 3200 Southwest Freeway, Suite 3300, Houston, Texas 77027.

          Pursuant to General Instruction C of Schedule 13D, the executive officers and directors of Petrogen Ltd. (collectively, the "Instruction C Persons") and the information specified in items (a) through (f) of Item 2 with respect to each Instruction C Person, are as follows:

-------------------------------------------------------------------------

Name                   Position with Petrogen Ltd.      Business Address


Sacha H. Spindle       President/CEO and                3200 SW Freeway
                       a director                       Suite 3300
                                                        Houston, TX 77027

L. William Kerrigan    Vice President                   3200 SW Freeway
                       and a director                   Suite 3300
                                                        Houston, TX 77027

Eckart Spindler        Secretary/Treasurer              3200 SW Freeway
                       and a director                   Suite 3300
                                                        Houston, TX 77027
-------------------------------------------------------------------------

          Petrogen Ltd. has the sole right to control the disposition of and vote the Petrogen securities acquired.

          During the last five (5) years, no Instruction C Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          At the execution of a share exchange agreement among Petrogen, Petrogen Inc., and the shareholders of Petrogen Inc. dated October 9, 2002 and effective February 12, 2003 (the "Share Exchange Agreement"), 1,750,000 shares of restricted common stock of Petrogen were issued to Petrogen Ltd. The consideration for the securities of Petrogen was the exchange of shares of common stock in Petrogen Inc. held by Petrogen Ltd. for the shares of common stock of Petrogen.

                              (Page 3 of 7 Pages)

ITEM 4.   PURPOSE OF TRANSACTION

          The transaction described herein was undertaken for the purpose of engaging in a private placement of the shares of Common Stock of Petrogen as follows:

          (a) On October 9, 2002 and effective February 15, 2003, Hadro Resources, Inc. (now known as Petrogen Corp.), the shareholders of Petrogen Inc. (the "Petrogen Shareholders"), and Petrogen Inc., a Colorado corporation, entered into a share exchange agreement (the "Share Exchange Agreement"). The Board of Directors approved and authorized execution of the Share Exchange Agreement. The Board of Directors further authorized and directed the filing with the Securities and Exchange Commission and subsequent distribution to ten or less shareholders of Hadro Resources Inc. who held of record as of November 30, 2002 at least a majority of the issued and outstanding shares of Common Stock, an Information Statement pursuant to Section 14(c) of the Securities Exchange Act of 1934, as amended, for approval of certain corporate actions.

          On February 6, 2003, a Written Consent of Shareholders was executed pursuant to which the shareholders of Hadro Resources Inc. (i) approved the Share Exchange Agreement, related conversion of any loan to equity interest by Hadro Resources Inc. in Petrogen Inc., and resulting change in control; (ii) approved an amendment to the Articles of Incorporation to effectuate a change in the corporate name to "Petrogen Corp."; (iii) approved the sale of substantially all of the assets of Hadro Resources Inc.; (iv) authorized the Board of Directors to effectuate a reverse stock split of one-for-twenty of the issued and outstanding shares of Common Stock of Hadro Resources Inc.; (v) approved a stock option plan for key personnel; and (vi) ratified the election of LaBonte & Co. as independent public accountants for fiscal year ending December 31, 2002.

          In accordance with the terms of the Share Exchange Agreement, the sole business operations of Petrogen Corp. will be in the energy industry specializing in the development of domestic energy. Pursuant to the terms of the Share Exchange Agreement, the name "Hadro Resources Inc." was changed to "Petrogen Corp." and, effective February 12, 2003, the trading symbol under the OTC Bulletin Board for its shares of Common Stock has been changed to "PTGC".

          (b) Pursuant to the terms of the Share Exchange Agreement, Petrogen is in the process of acquiring from the Petrogen Shareholders up to one hundred percent (100%) of the issued and outstanding shares of common stock of Petrogen Inc. The terms of the Share Exchange Agreement require Petrogen to (i) issue up to 7,000,000 post-Reverse Stock Split shares of its restricted Common Stock to the Petrogen Shareholders in proportion to their respective holdings in Petrogen Inc.; (ii) grant up to 2,000,000 post-Reverse Stock Split stock options to replace all stock options presently outstanding in Petrogen Inc.; (iii) grant up to 167,189 post-Reverse Stock Split common stock purchase warrants to replace all common stock purchase warrants presently outstanding in Petrogen Inc.; and
(iv) issue 300,000 post-Reverse Stock Split shares of its restricted Common Stock as a finder's fee pursuant to the terms of the Share Exchange Agreement.

          (c) As of February 12, 2003, Petrogen issued to Petrogen Ltd. an aggregate of 1,750,000 shares of restricted common stock. Petrogen Ltd. acknowledged that the securities to be issued have not been registered under the 1933 Securities Act and that it understood the economic risk of an investment in the securities.

                              (Page 4 of 7 Pages)

          Pursuant to the instructions for items (a) through (j) of Item 4, Petrogen Ltd. has plans as follows:

          (a) As set forth in Item 3 of this Schedule, Petrogen Ltd. has acquired 1,750,000 shares of Common Stock of Petrogen. Petrogen Ltd. may consider the acquisition of additional securities of Petrogen, but has no present plans or proposals to do so.

          (b) Petrogen Ltd. has no present plans or proposals to cause a merger or effect a liquidation or reorganization of Petrogen or to enter into extraordinary corporate transactions.

          (c) Petrogen Ltd. has no present plans or proposals to cause a sale or transfer of a material amount of assets of Petrogen.

          (d) Petrogen Ltd. plans to exercise the voting rights associated with ownership of shares of Common Stock of Petrogen.

          (e) Petrogen Ltd. has no present plans or proposals to cause a material change in the capitalization of Petrogen.

          (f) Petrogen Ltd. has no present plans or proposals to make any other material change to the business or corporate structure of Petrogen.

          (g) Petrogen Ltd. has no present plans or proposals to change Petrogen's charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of Petrogen by any person.

          (h) Petrogen Ltd. has no present plans or proposals to cause Petrogen's common stock from not being quoted on the OTC Bulletin Board.

          (i) Petrogen Ltd. has no present plans or proposal relating to a class of securities of Petrogen becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

          (j) Petrogen Ltd. does not have any present plans or proposals to take any action similar to any of those enumerated in (a) through
               (i) above.

                              (Page 5 of 7 Pages)

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) As of the close of business on February 12, 2003, Petrogen Ltd. beneficially owned 1,750,000 shares (or approximately 20.78% of the outstanding shares) of Petrogen's common stock as follows:

               Holder                                   Number of Shares

               Petrogen International                      1,750,000
                Ltd.

               Total                                       1,750,000

          (b) Other than L. William Kerrigan and Sacha H. Spinlder, no other Instruction C Person owns any other common shares of Petrogen. Petrogen Ltd. has sole power to vote or to direct the voting of the 1,750,000 shares of Common Stock of Petrogen held of record.

          (c) As of February 12, 2003, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving Petrogen equity securities, other than the acquisitions by Petrogen Ltd. disclosed above, have been engaged in by Petrogen Ltd., or by any associates of said party, nor does the said party have any right to acquire such securities, with the exception of the issuance of shares under the Share Exchange Agreement.

          (d) To the best knowledge and belief of the undersigned, no person other than Petrogen Ltd. has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
              RESPECT TO SECURITIES OF THE ISSUER

          Other than the Voluntary Pooling Agreement dated February 12, 2003, no other contracts, arrangements, understandings or relationships among the persons named in Item 2 exist with respect to securities of Petrogen.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          (a) None.

                              (Page 6 of 7 Pages)

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: February 17, 2003                     PETROGEN INTERNATIONAL LTD.


                                            By:  /s/  Sacha H. Spindler
                                               -------------------------------
                                                      Sacha H. Spindler,
                                                      President


Date: February 17, 2003                     /s/  Sacha H. Spindler
                                            ----------------------------------
                                                 Sacha H. Spindler, individually


Date: February 17, 2003                     /s/  L. William Kerrigan
                                            ----------------------------------
                                                 L. William Kerrigan,
                                                 individually


Date: February 17, 2003                     /s/  Eckart E.H. Spindler
                                            ----------------------------------
                                                 Eckart E.H. Spindler,
                                                 individually